Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of JMP Group LLC. The Offer (as defined below) is made solely by the Offer to Purchase dated February 24, 2020 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of JMP Group LLC in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of JMP Group LLC by JMP Securities LLC, the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
by

JMP GROUP LLC

of
UP TO A MAXIMUM OF 3,000,000 SHARES
REPRESENTING LIMITED LIABILITY COMPANY INTERESTS
AT A PER SHARE PURCHASE PRICE OF $3.25 PER SHARE

JMP Group LLC, a Delaware limited liability company (“JMP”), is offering to purchase up to a maximum of 3,000,000 shares representing limited liability company interests at a purchase price of $3.25 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”), or such lesser amount of shares as are properly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain other important conditions set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK TIME, ON MARCH 20, 2020 UNLESS JMP EXTENDS THE OFFER.

The board of directors of JMP has approved the Offer. However, neither JMP, nor any of its board of directors, executive officers, the information agent, depositary or the dealer manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares. JMP is not making a recommendation as to whether you should tender shares into the Offer because it believes that you should make your own decision based on your views as to the value of JMP’s shares, its prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. Each of JMP’s directors and executive officers has advised it that they do not intend to tender any shares owned by them in the Offer. Accordingly, assuming JMP purchases 3,000,000 shares in the Offer, which represents the maximum amount of shares that we would purchase in the Offer, the beneficial ownership of JMP’s directors and executive officers will increase to approximately 69.3%, based on shares outstanding as of December 31, 2019. You must decide whether to tender your shares. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

As of December 31, 2019, there were 19,509,349 shares representing limited liability company interests of JMP issued and outstanding. If the Offer is fully subscribed, and JMP purchases a maximum of 3,000,000 shares, or approximately 15.4% of its outstanding shares as of December 31, 2019, JMP will have 16,509,349 shares outstanding following the purchase of shares properly tendered in the Offer, based on its outstanding shares as of December 31, 2019. The actual number of shares outstanding following completion of the Offer will depend, among other things, on the number of shares properly tendered and purchased in the Offer.

If the terms and conditions of the Offer have been satisfied or waived and shareholders have properly tendered and not properly withdrawn shares in excess of 3,000,000 shares, JMP will purchase shares in the following order of priority:

●	first, all such shares owned beneficially or of record by a holder of fewer than 100 shares who properly tenders all of such shares (partial tenders will not qualify for this preference); and

●	second, after purchase of all of the foregoing shares, all other shares (on a pro rata basis, if necessary, with appropriate rounding adjustments to avoid purchases of fractional shares).

All shares tendered and not purchased because of the odd lot priority and proration provisions of the Offer will be returned to shareholders at JMP’s expense promptly following the expiration date.

JMP expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase occur or are deemed by JMP to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.

Shares tendered in the Offer may be withdrawn at any time before the expiration date and, unless JMP has already accepted the shares for payment after the Offer expires, may also be withdrawn any time after 11:59 p.m., New York time, on April 17, 2020. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, the depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of those certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.

For purposes of the Offer, JMP will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered and not properly withdrawn, subject to the odd lot priority and proration provisions of the Offer, only when JMP gives oral or written notice to the depositary of JMP’s acceptance of shares for payment under the Offer.

Shareholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

JMP will pay for the shares purchased in the Offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from JMP and transmitting payment to the tendering shareholders. In the event of proration, JMP will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.

JMP will determine, in its sole discretion, all questions as to the number of shares to be accepted, and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. JMP’s determination will be final and binding on all parties. JMP reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. JMP also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by JMP.

Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of JMP’s available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such JMP shares) and then as capital gain. In the case of foreign shareholders, because it is unclear which characterization applies, JMP intends to withhold 30% of the gross proceeds paid. You are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the Offer, and you should consult your tax advisor.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of JMP or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the expense of JMP using the contact information set forth below. Any questions or requests for assistance may be directed to the information agent using the contact information set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

D.F. King & Co., Inc.	JMP Securities LLC
48 Wall St, New York, NY 10005	600 Montgomery Street, Suite 1100
Banks and Brokers call: (212) 269-5550	San Francisco, CA 94111
All others call: (800) 622-1569 (toll-free),	(415) 835-8900
Email: jmp@dfking.com

February 24, 2020